Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

In this report, as used herein, and unless the context suggests otherwise, the terms “Huadi” “Company” “we” “us” or “ours” refer to the combined business of Huadi International Group Co., Ltd., its subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021 filed with the Securities and Exchange Commission on filed on February 2, 2022 (the “2021 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2021 Annual Report under “Item 3—Key Information—Risk Factors” or in other parts of the 2021 Annual Report.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the Six Months Ended March 31,
	2022	2021
Sales	$36,787,341	$29,887,244
Cost of sales	(30,844,955)	(24,534,360)
Gross profit	5,942,386	5,352,884

Operating expenses:
Selling, general and administrative	4,029,179	3,742,726
Research and development	1,223,213	928,582
Total operating expenses	5,252,392	4,671,308

Operating income	689,994	681,576

Other income (expenses):
Interest expenses, net	(952,644)	(926,237)
Other income, net	253,500	956,618
Total other income (expenses), net	(699,144)	30,381

Income (loss) before income taxes	(9,150)	711,957
Income tax provision	-	(69,626)
Net income (loss)	$(9,150)	$642,331
Net income (loss) attributable to non-controlling interests	(92)	6,423
Net income (loss) attributable to Huadi International Group Co., Ltd.	$(9,058)	$635,908
Net income (loss)	$(9,150)	$642,331

Other comprehensive income:
Foreign currency translation adjustment	658,742	875,195
Total comprehensive income	649,591	1,517,526
Comprehensive income attributable to non-controlling interests	6,495	8,752
Comprehensive income attributable to Huadi International Group Co., Ltd.	$643,096	$1,508,774

Basic and diluted earnings per share
Basic	$-	$0.06
Diluted	$-	$0.06
Weighted average number of shares outstanding
Basic	13,192,232	11,041,667
Diluted	13,192,232	11,041,667

Revenue

Revenue increased by $6,900,097 or 23.09%, to $36,787,341 for the six months ended March 31, 2022 from $29,887,244 for the six months ended March 31, 2021. The increase in revenues was primarily driven by our sales growth in domestic market. During the six months ended March 31, 2022, our domestic sales increased by $8,683,524 as compared to the six months ended March 31, 2021, while our international sales decreased $1,783,427 primarily due to the covid policy imposed by Chinese government which negatively impacted our sales performance.

Gross profit

Our gross profit increased by $589,502, or 11.01%, to $5,942,386 for the six months ended March 31, 2022 from $5,352,884 for the six months ended March 31, 2021. Gross profit margin was 16.15% for the six months ended March 31, 2022, as compared to 17.91% for the six months ended March 31, 2021. The increase of gross profit was in line with our growth of revenue.

Selling, General and Administrative Expenses

We incurred $4,029,179 in selling, general and administrative expenses for the six months ended March 31, 2022, compared to $3,742,726 for the six months ended March 31, 2021. Selling, general and administrative expenses increased by $286,453, or 7.65%, during the six months ended March 31, 2022 compared to the six months ended March 31, 2021.

Research and Development Expenses

We incurred $1,223,213 in research and development expenses for the six months ended March 31, 2022, compared to $928,582 for the six months ended March 31, 2021. R&D expenses increase by $294,631, or 31.73%, for the six months ended March 31, 2022 compared to the same period in 2021. The significant increase was primarily due to the increased research materials consumption for the R&D activities.

Income from operations

As a result of the factors described above, especially our expanded operations, increase of research and development expenses and consulting share issuances, we incurred operating income of $689,994 for the six months ended March 31, 2022, compared to operating income of $681,576 for the six months ended March 31, 2021, an increase of operating income of $8,418.

Other income and expenses

Our net interest expenses were $952,644 for the six months ended March 31, 2022, compared to net interest expenses of $926,237 for the six months ended March 31, 2021. Other income mainly consists of government grant for financial support to the Company under local government’s innovation incentive programs.

Net Income (loss)

As a result of the factors described above, especially our expanded operations, increase of research and development expenses, we had net loss of $9,150 for the six months ended March 31, 2022, compared to net profit of $642,331 for the six months ended March 31, 2021, a decrease in profit of $651,481.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the six months ended March 31, 2022 was $658,742, compared to a currency translation gain of $875,195 for the six months ended March 31, 2021, a decrease of $216,453.

Liquidity and Capital Resources

As of March 31, 2022 and September 30, 2021, we had cash and cash equivalents of $16,848,069 and $15,350,197 respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	For the Six Months Ended March 31,
	2022	2021
Net cash provided by operating activities	$10,097,643	$2,000
Net cash used in investing activities	(181,772)	(1,775,172)
Net cash provided by (used in) financing activities	(8,806,168)	20,728,047
Effect of exchange rate changes on cash	92,204	663
Net increase (decrease) in cash	$1,201,907	$18,955,537

Operating activities

Net cash provided by operating activities was approximately $10.10 million for the six months ended March 31, 2022, as compared to net cash provided by was $2,000 for the six months ended March 31, 2021.

Net cash provided by operating activities for the six months ended March 31, 2022 was mainly due to the decrease of accounts receivable of as a result of our significant collection from customers, decrease of advance to suppliers of approximately $7.26 million, and increase of accounts payable of approximately $2.07 million. The net cash provided by operating activities was mainly offset by increase of inventory of approximately $4.16 million, decrease of notes payable of approximately $1.87 million, and decrease of advance from customers of approximately $1.63 million

Net cash provided by operating activities for the six months ended March 31, 2021 was mainly due to the decrease of other receivable of approximately $1.84 million, increase of advance from customers of approximately $0.68 million, and decrease of accounts receivable of approximately $0.43 million. The net cash provided by operating activities was mainly offset by the increase of notes receivable of approximately $1.34 million, increase of inventory of approximately $2.02 million, and decrease of accounts payable of approximately $0.62 million.

Investing activities

Net cash used in investing activities was approximately $0.18 million for the six months ended March 31, 2022, as compared to approximately $1.78 million for the six months ended March 31, 2021.

Net cash provided by investing activities for the six months ended March 31, 2022 was mainly due to acquisition of construction in process of approximately $0.11 million.

Net cash used in investing activities for the six months ended March 31, 2021 was mainly due to purchases of property and equipment of approximately $0.58 million.

Financing activities

Net cash used in financing activities was approximately $8.81 million for the six months ended March 31, 2022, as compared to net cash provided by approximately $20.73 million for the six months ended March 31, 2021.

Net cash used in financing activities for the six months ended March 31, 2022 was mainly due to loan repayment to bank borrowings of approximately $16.37 million. The net cash used in financing activities was mainly offset by net proceeds from long-term bank loans of approximately $7.25 million.

Net cash provided by financing activities for the six months ended March 31, 2021 was mainly due to financing through stock offering and warrants exercise of approximately $21.68 million. The net cash provided by financing activities was mainly offset by cash advance to related parties of approximately $0.95 million which was subsequently repaid by the related parties.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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